SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of July, 2009

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On July 09, 2009 , Fidelity Management & Research Company, Boston, MA, USA has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON AG, Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have exceeded the 3% limit of the Voting Rights on July 08, 2009 and on that day amount to 3.04% (this corresponds to 2776140 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG, 3.04% of the Voting Rights (this corresponds to 2776140 Voting Rights) is to be attributed to the company. Furthermore, has FMR LLC, Boston, MA, USA informed us according to Article 21, Section 1 of the WpHG on July 09, 2009 that via shares its Voting Rights on AIXTRON AG, Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have exceeded the 3% limit of the Voting Rights on July 08, 2009 and on that day amount to 3.04% (this corresponds to 2776140 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG in conjunction with Article 22, Section 2, WpHG, 3.04% of the Voting Rights (this corresponds to 2776140 Voting Rights) is to be attributed to the company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	July 13, 2009	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO